Stolt Offshore S.A.

NEWS RELEASE

                       Stolt Offshore S.A. Board Changes

London, England -- February 02, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announced today that following the successful placement of the Stolt-Nielsen S.A. 41.7% shareholding with institutional investors in the USA and Europe, both Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen have decided to retire from the Board of Directors with immediate effect.

Mark Woolveridge, Deputy Chairman of the Board of Stolt Offshore since 2002 and a Director since 1993, has been elected as the new Chairman. The Board has immediately designated a Nomination Committee of three members, James Hurlock (Chairman), George Doremus and Trond Westlie to conduct a Director search and prepare the Board nominations.

Mark Woolveridge, Chairman, said, "Jacob Stolt-Nielsen, who founded the predecessor company Seaway AS in 1974, has served as the Chairman of the company and its various successors ever since. He built a major global contractor to the subsea industry from what was originally a small Norwegian diving company. On behalf of the Board of Stolt Offshore I would like to acknowledge his significant contribution over a great many years and to thank both Jacob and Niels G. Stolt-Nielsen for their support and hard work".

In identifying potential new Directors, the Board will have in mind both the new diverse ownership base of the company and the requirement to provide Tom Ehret, CEO, and his management team, with the best balance of strategic advice and Board support to sustain their record of recovery and growth.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Note to Editors:

Prior to joining Stolt Offshore, Mr Woolveridge had held positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the UK and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers.

The Board of Directors of Stolt Offshore, following these resignations, is as follows: Mark Woolveridge (Chairman), Tom Ehret (CEO), George Doremus, James Hurlock, Haakon Lorenzen, Frithjof Skouveroe, Trond Westlie.

Contacts:

Julian Thomson / Deborah Keedy          Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                     Brunswick Group
UK +44 1932 773764/ +44 1932 773767     UK +44 207 404 5959
US +1 877 603 0267 (toll free)          US +1 212 333 3810
julian.thomson@stoltoffshore.com        phandley@brunswickgroup.com
deborah.keedy@stoltoffshOre.com         egonda@brunswickgroup.com



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